Saddle Ranch Media, Inc.

5020 Campus Drive

Newport Beach, CA 92660

February 4, 2019

William Mastrianna, Esq.

Attorney-Adviser

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	SADDLE RANCH MEDIA, INC. Offering Statement on Form 1-A Filed August 18, 2018 File No. 024-10412

Dear Mr. Mastrianna:

Kindly be advised that Saddle Ranch Media, Inc. (the “Company”) requests that its Regulation A offering be qualified on Friday, February 8, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Max Chin Li

Max Chin Li

Chief Executive Officer